Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

December 5, 2017

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.000% Senior Notes due 2023 (the “2023 Notes”) 3.600% Senior Notes due 2028 (the “2028 Notes”)

Principal Amount:	2023 Notes: $700,000,000 2028 Notes: $700,000,000

Maturity Date:	2023 Notes: June 15, 2023 2028 Notes: January 15, 2028

Benchmark Treasury:	2023 Notes: 2.000% UST due November 30, 2022 2028 Notes: 2.250% UST due November 15, 2027

Benchmark Treasury Price and Yield:	2023 Notes: 99-09 1⁄4; 2.151% 2028 Notes: 99-00+; 2.362%

Spread to Benchmark Treasury:	2023 Notes: T + 90 basis points 2028 Notes: T + 130 basis points

Yield to Maturity:	2023 Notes: 3.051% 2028 Notes: 3.662%

Price to Public:	2023 Notes: 99.742% 2028 Notes: 99.476%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2023 Notes: Semi-annually on June 15 and December 15 of each year, commencing on June 15, 2018 2028 Notes: Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2018

Make-whole Call:

2023 Notes: At greater of par and make-whole at discount rate of Treasury plus 15 basis points

2028 Notes: Prior to October 15, 2027 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	2023 Notes: None 2028 Notes: At any time on or after October 15, 2027 (three months prior to their maturity date)

Trade Date:	December 5, 2017

Settlement Date(2):	December 8, 2017 (T+3)

CUSIP/ISIN:	2023 Notes: 03027XAQ3 / US03027XAQ34 2028 Notes: 03027XAR1 / US03027XAR17

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness, including under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”), and our senior unsecured revolving credit facility entered into in January 2012 and amended and restated in September 2014, as further amended (the “2014 Credit Facility”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,382.9 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $345.7 million of the net proceeds to repay existing indebtedness under the 2013 Credit Facility and approximately $1,037.2 million of the net proceeds to repay existing indebtedness under the 2014 Credit Facility.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. SG Americas Securities, LLC

(1)	These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
(2)	We expect that the delivery of the notes will be made against payment on December 8, 2017, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated December 5, 2017 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary

Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 and Scotia Capital (USA) Inc. at 1-800-372-3930.

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